

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-mail
Mr. Paul Rivett
Vice President, Operations
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J2N7

> **Re:** **Fairfax Financial Holdings Limited**
> **Form 40-F for Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-31556**

Dear Mr. Rivett:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 1: Annual Information Form
Audit Committee, page 14

1. In the last sentence on page 14 you indicate that your auditor provides you claims handling services. Please tell us the nature of these services and how they are not precluded services under Item 2-01(c)(4) of Regulation S-X, addressing each type of service identified in the referenced Item.

Exhibit 2: Audited Consolidated Financial Statements

Consolidated Statements of Earnings, page 28

2. You present net premiums earned on the face of your statements of earnings. You also present net losses on claims, albeit as a subtotal of gross losses on claims less ceded losses. Please tell us why these net presentations are not precluded by paragraph 14(d)(ii) of IFRS 4.

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies
Investments in associates, page 35

3. In the first paragraph on page 36 you indicate that the difference between your end of the reporting period and that of your associates is generally no more than three months. As paragraph 25 of IAS 28 limits the maximum lag to three months, please tell us which associates have a lag of greater than three months and for each such associate tell us the following:
   * the carrying value of your investment;
   * your share of earnings in 2012 and 2011;
   * the lag period you use; and
   * an explanation as to why you cannot obtain financial statements within three months of your period end.

5. Cash and Investments, page 50

4. Please explain to us where the pledged assets in the first table on page 51 and those pledged to Lloyd's, totaling $4.0 billion at December 31, 2012, are classified on your consolidated balance sheet. Provide us proposed disclosure to be included in future filings that clarifies where these assets are recorded. Separately explain to us why these pledged assets are not specifically segregated on your balance sheet like the assets pledged for short sale and derivative obligations and reference for us the authoritative literature you rely upon to support your presentation.

9. Reinsurance, page 63

5. You state that in the past a significant amount of adverse reserve development has been ceded under your reinsurance treaties and that if further adverse reserve development were to occur, little if any could be ceded to reinsurers in future periods. Please provide us proposed MD&A disclosure to be included in future filings that describes this uncertainty regarding adverse development and

quantifies the expected impact of on your future financial position and operating results.

18. Income Taxes, page 75

6. Please provide us proposed disclosure to be included in future filings that describes changes in your domestic tax rate and other jurisdiction tax rates and explains factors underlying changes in the mix of profits/losses earned in the different jurisdictions for each period presented. Refer to paragraphs 81(d) and 85 in IAS 12.

7. Please provide us proposed disclosure to be included in future filings that describes the factors underlying changes in the captions in your reconciliations of income tax calculated at the statutory and effective tax rates, particularly changes in the "Tax rate differential on income and losses incurred outside Canada" and "Change in unrecorded tax benefit of losses." Refer to paragraph 81 of IAS 12.

20. Contingencies and Commitments, page 78

8. You assert that the financial effect of uninsured litigation loss exposure on your financial position is not material. Please provide us proposed disclosure to be included in future filings under paragraph 86 of IAS 37 that discusses each known contingency that could have a material impact on your results of operations or cash flows in any period. In this regard, it appears that the requirement to disclose an estimate of a contingency's financial effect is not limited to its potential impact on the balance sheet.

Exhibit 3: Management's Discussion and Analysis of Financial Condition and Results of Operations

Sources of Net Earnings, page 120

9. Please provide an analysis of income tax expense, including a description of the factors underlying changes in this expense for each period presented, as proposed disclosure to be included in future filings.

Net Earnings by Reporting Segment, page 123

10. Please provide us proposed MD&A disclosure to be included in future filings that quantifies the impact of your reinsurance activities on your underwriting profit (loss) for each segment and explains the factors underlying changes in this impact for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant